SENSATA TECHNOLOGIES HOLDING PLC
Interface House, Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon SN4 8SY
United Kingdom
January 3, 2018
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sensata Technologies Holding plc

Registration Statement on Form S-4 (File No. 333-220735)
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Sensata Technologies Holding plc (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (as amended, the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on January 4, 2018 or as soon thereafter as may be practicable. Please call Daniel Clevenger of Foley Hoag LLP at (617) 832-1283 to confirm the effectiveness of the Registration Statement.
Sincerely,
SENSATA TECHNOLOGIES HOLDING PLC
By: /s/ Martha Sullivan
Martha Sullivan
President and Chief Executive Officer
cc:    Steven Reynolds